EXHIBIT 99.1

Acceptance and sale of FSRU LNG Croatia

Golar LNG Limited (“Golar”) announces today that the FSRU LNG Croatia (formerly known as the Golar Viking) has been accepted by its customer LNG Hrvatska d.o.o. (“LNG Hrvatska”), and that the sale of the FSRU has been completed. The sale will release approximately $47 million of free cash to Golar between Q4 2020 and Q1 2021 after repayment of the vessel debt facility and settlement of remaining conversion and commissioning costs. Golar will now operate and maintain the LNG Croatia for a minimum period of 10 years under contract to LNG Hrvatska.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
December 23, 2020
Enquiries:
Golar Management Limited: + 44 207 063 7900
Iain Ross - CEO
Karl Fredrik Staubo - CFO
Stuart Buchanan - Head of Investor Relations